

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

February 20, 2008

**<u>Via U.S. Mail and FAX (310-574-4947)</u>**
Mr. Joseph Gutierrez
President and Chief Financial Officer
aeroTelesis, Inc.
13428 Maxella Ave., Unit 322
Marina del Rey, CA 90292

   RE: **aeroTelesis, Inc.**
     **Form 10-KSB for Fiscal Year Ended March 31, 2007**
     **Filed July 17, 2007**

     **Forms 10-QSB for June 30, 2007, September 30, 2007 and December 31,**
     **2007**
     **File No. 0-28395**

Dear Mr. Gutierrez:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended March 31, 2007

Recent Sales of Unregistered Securities, page 13

1. We note that your secured convertible debentures are convertible at the holder's option at a conversion price equal to 80% of the lowest weighted average price of your common stock. Per page F-16, we note that you received "a Notice of default for not keeping the Registration Statement current" and per page 9 of your 2008 2nd quarter Form 10-QSB, you will need to increase your authorized shares to fulfill your obligation to issue your common stocks. Please provide us with a detail analysis of paragraphs 12-32 of EITF 00-19 to support your conclusion that you would not be required to bifurcate the embedded conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the statements of operations. Also, tell us your consideration of EITF 00-19-2.

2. Please tell us why it is appropriate to expense the remaining balance of your loan costs. Refer to your basis in the accounting literature.

*    *    *    *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director